Coca-Cola İçecek

07024063

FILE 82-35049

SEC MAIL PROCESSING RECEIVED JUN - 1 2007 WASH, D.C. 160 SECTION

May 29, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Office of International Corporate Finance

Re: Rule 12g3-2(b) submission by Coca-Cola İçecek A.Ş. (the "Company")

Ladies and Gentlemen:

We refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Coca-Cola İçecek A.Ş. We hereby transmit to you, in accordance with the provisions of the Rule, the attached 1Q2007 interim consolidated financials of Coca-Cola İçecek A.Ş., sent to the Istanbul Stock Exchange on March 29, 2007.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Kindly acknowledge receipt of this letter and the submission of the documents delivered herewith by stamping the duplicate copy of this letter and returning it in the envelope provided.

Sincerely,

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

Coca-Cola İçecek A.Ş.

COCA-COLA İÇECEK A.Ş.
Genel Müdürlük: Esenşehir Mah. Erzincan Cad. No:36, 34776 Yukarı Dudullu, Ümraniye-İstanbul Tel: 90 (216) 528 40 00 Fax: 90 (216) 365 84 67-68

(Convenience Translation of Financial Statements and Footnotes Originally Issued in Turkish – See Note 44(c))

Coca-Cola İçecek Anonim Şirketi

Consolidated Interim Financial Statements and Footnotes as of March 31, 2007

Coca - Cola İçecek Anonim Şirketi

TABLE OF CONTENTS

		Page
Consolidated Interim Balance Sheet		2-3
Consolidated Interim Income Statement		4
Notes to Consolidated Interim Financial Statements		5-46
Note 1 -	Corporate Information and Nature of Activities	5-8
Note 2 -	Basis of Presentation	8-11
Note 3 -	Summary of Significant Accounting Policies	12-19
Note 4 -	Cash and Cash Equivalents	20
Note 5 -	Investments in Securities	20
Note 6 -	Borrowings	21-22
Note 7 -	Trade Receivables and Payables	22
Note 8 -	Lease Receivables and Obligations	23
Note 9 -	Related Party Balances and Transactions	24-25
Note 10 -	Other Receivables and Liabilities	25
Note 11 -	Biological Assets	25
Note 12 -	Inventories	26
Note 13 -	Receivable and Payable from Continuing Construction Contracts	26
Note 14 -	Deferred Tax Assets and Liabilities	26-27
Note 15 -	Other Current / Non-Current Assets and Liabilities	27
Note 16 -	Investments	28
Note 17 -	Positive/Negative Goodwill	28
Note 18 -	Investment Property	28
Note 19 -	Property, Plant and Equipment	29-30
Note 20 -	Intangible Assets	30-31
Note 21 -	Advances Taken	31
Note 22 -	Post-Retirement Benefits	31
Note 23 -	Provisions	31-32
Note 24 -	Minority Interest	33
Note 25 -	Share Capital	33
Note 26-27-28	Capital / Profit Reserves and Retained Earnings	33-35
Note 29 -	Foreign Currency Position	36
Note 30 -	Government Incentives	36
Note 31 -	Provisions, Contingent Assets and Liabilities	36-38
Note 32 -	Business Combinations	38
Note 33 -	Segment Reporting	39-40
Note 34 -	Subsequent Events	40
Note 35 -	Discontinuing Operations	40
Note 36 -	Operating Income	41
Note 37 -	Operating Expenses	41-42
Note 38 -	Other Operating Income / Expense	42
Note 39 -	Financial Expenses (net)	43
Note 40 -	Translation Gain / (Loss)	43
Note 41 -	Income Taxes	43-44
Note 42 -	Earnings / (Losses) Per Share	44
Note 43 -	Cash Flow Statement	45
Note 44 -	Other Matters	46

Coca-Cola İçecek Anonim Şirketi

Consolidated Interim Balance Sheet
As at March 31, 2007
(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

ASSETS	Notes	Unaudited March 31, 2007	Audited December 31, 2006
Current Assets		**557.660**	406.896
Cash and Cash Equivalents	4	**140.764**	50.850
Investments in Securities (net)	5	**6.452**	4.754
Trade Receivables (net)	7	**180.947**	137.481
Finance Lease Receivables (net)	8	-	-
Due from Related Parties (net)	9	**2.028**	4.893
Other Receivables (net)	10	**18.694**	23.466
Biological Assets (net)	11	-	-
Inventories (net)	12	**186.326**	165.935
Receivables from Continuing Construction Contracts (net)	13	-	-
Deferred Tax Asset	14	-	-
Other Current Assets	15	**22.449**	19.517
Non-current Assets		**1.085.790**	1.051.319
Trade Receivables (net)	7	-	-
Finance Lease Receivables (net)	8	-	-
Due from Related Parties (net)	9	-	-
Other Receivables (net)	10	-	-
Investments (net)	16	**2.076**	2.535
Positive/Negative Goodwill (net)	17	**37.983**	38.685
Investment Property (net)	18	-	-
Property, Plant and Equipment (net)	19	**761.910**	721.786
Intangible Assets (net)	20	**266.237**	271.221
Deferred Tax Asset	14	**7.880**	8.462
Other Non Current Assets	15	**9.704**	8.630
Total Assets		**1.643.450**	1.458.215

The explanatory notes on pages 5 through 46 form an integral part of the consolidated financial statements.

Coca-Cola İçecek Anonim Şirketi

Consolidated Interim Balance Sheet
As at March 31, 2007
(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

LIABILITIES	Notes	Unaudited March 31, 2007	Audited December 31, 2006
Current Liabilities		**393.510**	388.097
Short-term Borrowings (net)	6	**205.359**	212.094
Current Portion of Long-Term Borrowings (net)	6	**3.210**	1.724
Finance Lease Payables (net)	8	**214**	285
Other Financial Liabilities (net)	10	-	-
Trade Payables (net)	7	**91.001**	70.380
Due to Related Parties (net)	9	**19.089**	34.655
Advances Taken	21	-	-
Payable from Continuing Construction Contracts (net)	13	-	-
Provisions	23	**8.444**	13.375
Deferred Tax Liability	14	-	-
Other Liabilities (net)	10	**66.193**	55.584
Non-current Liabilities		**386.949**	204.026
Long-term Borrowings (net)	6	**347.730**	163.522
Finance Lease Payables (net)	8	**91**	93
Other Financial Liabilities (net)	10	-	-
Trade Payables (net)	7	-	-
Due to Related Parties (net)	9	-	-
Advances Taken	21	-	-
Provisions	23	**21.408**	20.191
Deferred Tax Liability	14	**17.720**	20.220
Other Liabilities (net)	10	-	-
MINORITY INTEREST	24	**17.220**	17.351
EQUITY		**845.771**	848.741
Share Capital	25	**254.371**	254.371
Share Capital Subsidiaries Elimination	25	-	-
Capital Reserves		**205.682**	205.682
Share Premium	25	**214.241**	214.241
Income on common stock disposals		-	-
Revaluation fund		-	-
Financial assets value increment fund		-	-
Equity inflation adjustment differences	26-27-28	**(8.559)**	(8.559)
Profit Reserves	26-27-28	**87.087**	87.087
Legal Reserves		**43.846**	43.846
Statutory Reserves		-	-
Extraordinary Reserves		**43.241**	43.241
Special Reserves		-	-
Gain on Sale of Participation and Property, Plant and Equipment to be Transferred to the Share Capital		-	-
Currency Translation Adjustment	2	**8.164**	15.439
Net Income / (Loss)		**4.305**	86.707
Accumulated Profits	26-27-28	**286.162**	199.455
Total Liabilities and Equity		**1.643.450**	1.458.215

The explanatory notes on pages 5 through 46 form an integral part of the consolidated financial statements.

Coca-Cola İçecek Anonim Şirketi

Consolidated Interim Income Statement
For the three months period ended March 31, 2007
(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

		Unaudited	
	Notes	March 31, 2007	March 31, 2006
Operating Income			
Net Sales	36	**321.656**	274.459
Cost of Sales (-)	36	**(203.270)**	(198.268)
Service Income (net)		-	-
Other Operating Income (net)		-	-
Gross Profit		**118.386**	76.191
Operating Expense (-)	37	**(104.040)**	(66.566)
Profit From Operations, net		**14.346**	9.625
Other Income from Operations	38	**11.082**	8.924
Other Expense from Operations (-)	38	**(12.274)**	(5.227)
Financial Income / (Expense)	39	**(6.029)**	(6.986)
Operating Profit		**7.125**	6.336
Net Monetary Gain		-	-
Minority Interest	24	**(160)**	333
Income Before Tax		**6.965**	6.669
Tax Charge	41	**(2.660)**	(3.130)
Net Income		**4.305**	3.539
Earnings / Per Share (full YTL)	42	**0,00017**	0.00016

The explanatory notes on pages 5 through 46 form an integral part of the consolidated financial statements.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES

General

Coca-Cola İçecek Anonim Şirketi ("CCI" – "the Company"), is one of the leading bottler and distributor of alcohol-free beverages in Southern Asia (defined as Turkey, the Caucasus, Central Asia) and the Middle East. The operations of the Company consist of production, bottling, selling and distribution of carbonated and non-carbonated beverages with The Coca-Cola Company ("TCCC") trademarks. The Company has six production facilities in different regions of Turkey and operates five factories in countries other than Turkey. The registered office address of CCI is Esenşehir Mah. Erzincan Cad. No:36 Ümraniye 34776 İstanbul, Turkey.

The Group consists of the Company and its subsidiaries.

Shareholders of the Company

As of March 31, 2007 and December 31, 2006 the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	March 31, 2007		December 31, 2006	
	Nominal Amount	**Percentage**	Nominal Amount	Percentage
Anadolu Efes Biracılık ve Malt Sanayi A.Ş. ("Anadolu Efes")	**102.047**	**40,12%**	102.047	40,12%
The Coca-Cola Export Corporation ("TCCEC")	**51.114**	**20,09%**	51.114	20,09%
Efes Pazarlama Dağıtım Ticaret A.Ş. ("Efpa")	**25.788**	**10,14%**	25.788	10,14%
Özgörkey Holding A.Ş.	**12.771**	**5,02%**	12.771	5,02%
Coca-Cola Satış ve Dağıtım A.Ş. ("CCSD")	**-**	**-**	-	-
Publicly Traded Portion	**62.640**	**24,63%**	62.640	24,63%
Other	**11**	**0,00%**	11	0,00%
	254.371	**100,00%**	254.371	100,00%
Restatement Effect	**(8.559)**	**-**	(8.559)	-
	245.812		245.812	

Nature of Activities of the Group

CCI and it's wholly owned subsidiary CCSD, is one of the leading bottler and distributor of alcohol free beverages in Turkey. The Company has the right to exclusively produce, sell and distribute TCCC beverages in authorized packages with TCCC's trademarks, including Coca-Cola, Coca-Cola light, Fanta, Sprite, Cappy, Sen Sun, Powerade, Burn, Turkuaz and Damla throughout Turkey, with Bottler's and Distribution Agreements signed between the Company and TCCEC, shareholders of the Company, The Bottler's and Distribution Agreements are renewed in 2006 and were extended to June 30, 2016 for the Company and its subsidiaries. In addition, under the Bottler's and Distribution Agreements signed between Schweppes Holdings Limited the Company has the exclusive right in Turkey, to produce, sale and distribute beverages under the Schweppes trademark. Agreements are valid respectively until June 30, 2016, December 30, 2010 and May 9, 2009 for Turkey, Kazakhstan and Jordan. Under Bottler's and Distribution Agreements signed between Beverage Partners Worldwide (Europe) A.G. and the Company, expiring on June 30, 2009, the Company has the exclusive right in Turkey, to produce, sale and distribute beverages bearing the Nestea and Nescafe Xpress trademarks.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

The Company's international subsidiaries operating outside of Turkey are engaged in the production, sale and distribution of carbonated and non-carbonated beverages with TCCC trademarks and also Efes products that are owned by Anadolu Efes outside Turkey. The Group has five factories in different countries. In addition to these, the Group has minority shares in a bottling company of Coca-Cola products operating in Turkmenistan.

Mahmudiye Kaynaksuyu Limited Şirketi ("Mahmudiye"), which is a subsidiary acquired by CCI on March 16, 2006, operates in the bottling, sale and distribution of natural spring water in Turkey.

Subsidiaries and Joint Ventures

Subsidiaries

As of March 31, 2007 and December 31, 2006 the list of CCI's subsidiaries and their effective participation percentages are as follows:

			Effective Shareholding and Voting Rights %	
	Place of Incorporation	Principal Activities	March 31, 2007	December 31, 2006
CCSD	Turkey	Distribution and sales of CCI products in Turkey	99,96%	99,96%
Mahmudiye	Turkey	Filling, distribution and sales of natural source water	99,99%	99,99%
Efes Sınai Yatırım Holding A.Ş. ("Efes Sınai")	Turkey	Holding company managing beverage operations outside Turkey	-	-
J.V. Coca-Cola Almaty Bottlers Limited Liability Partnership ("Almaty CC")	Kazakhstan	Production, bottling, distribution and selling of Coca-Cola and distribution of Efes products	87,49%	87,49%
Azerbaijan Coca-Cola Bottlers LLC ("Azerbaijan CC")	Azerbaijan	Production, bottling, distribution and selling of Coca-Cola products	89,90%	89,90%
Coca-Cola Bishkek Bottlers Closed Joint Stock Company ("Bishkek CC")	Kyrgyzstan	Production, bottling, distribution and selling of Coca-Cola and distribution of Efes products	90,00%	90,00%
Efes Invest Holland BV ("Efes Invest Holland")	Holland	Holding company	100,00%	100,00%
Tonus Joint Stock Co. ("Tonus")	Kazakhstan	Holding company	92,14%	92,14%
The Coca-Cola Bottling Company of Jordan Ltd. ("TCCBCJ")	Jordan	Production, bottling, distribution and selling of Coca-Cola products	90,00%	90,00%
Efes Sınai Dış Ticaret A. Ş. ("Efes Sınai Dış Ticaret")	Turkey	Foreign trade company located In Tuzla Free Zone	99,00%	99,00%

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

Joint Venture

	Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights %	Effective Shareholding and Voting Rights %
			March 31, 2007	December 31, 2006
The Coca-Cola Bottling of Iraq FZCO ("CCBI")	U.A.E.	Holding Company	**50,00%**	50,00%
CC Beverage Limited	Iraq	Production, bottling, distribution and selling of Coca-Cola products	**30,00%**	-

As of February 06, 2007, the Group has established a new company in Iraq whose 60% shares owned by The Coca-Cola Bottling Company of Iraq FZCO in accordance with the Board of Directors decision dated December 29, 2006.

Working Environments and Economic Conditions of Subsidiaries in Foreign Countries

The countries, in which certain subsidiaries are operating, have undergone substantial political and economical changes in the recent years. These countries do not possess well-developed business infrastructures and accordingly the operations in such countries might carry some risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' ability to operate commercially.

Seasonality of Operations

Carbonated soft drink consumption is seasonal, typically resulting in higher demand during the summer season and accordingly the seasonality effects are reflected in the figures. Therefore the results of operations for the three month period ended March 31, 2007 do not automatically constitute an indicator for the results to be expected for the overall fiscal year.

Changes in Group Structure

At the Extraordinary General Assembly Meetings of the Company and its subsidiary Efes Sınai dated December 18, 2006, it is concluded that CCI will take over Efes Sınai in whole with all existing assets and liabilities of Efes Sınai based on the audited consolidated financial statements of CCI and Efes Sınai as of June 30, 2006 and the merger of these two companies eventuate in accordance with Turkish Commercial Code ("TCC") article 451, Corporate Tax Law numbered 5520 article 17,18,19,20 and the Communiqué of Capital Market Board ("CMB") related with "Principles of Business Combinations". The merger transaction was completed on December 25, 2006.

As a result of the merger between CCI and Efes Sınai, the minority interest amounting to YTL 45.731 that is acquired from the minority shareholders of Efes Sınai at December 25, 2006 is transferred to share premium and accumulated profits under shareholders' equity in consolidated financial statements as of December 31, 2006.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

Average Number of Employees

Category-based number of employees working during the period is as follows:

	March 31, 2007	December 31, 2006
Blue-collar	**1.983**	1.971
White-collar	**2.215**	2.207
Average number of employees	**4.198**	4.178

The interim consolidated financial statements of the Group are approved by Chief Financial Officer as to be presented on May 29, 2007 General Assembly has the right to make amendments on statutory financial statements after the issuance.

2. BASIS OF PRESENTATION

Basis of Preparation

The consolidated financial statements of the Group have been prepared on a historical cost basis in accordance with reporting and accounting standards issued by CMB ("CMB Accounting Standards"). CMB has issued a comprehensive set of accounting standards in CMB Communiqué Serial XI, No: 25 "Communiqué for the Accounting Standards in Capital Markets". In this Communiqué, CMB stated that the application of accounting standards prescribed by the International Accounting Standards Board ("IASB") and International Accounting Standards Committee ("IASC") will also be considered to be compliant with CMB Accounting Standards as an alternative. With a resolution taken on March 17, 2005, CMB has declared that the application of inflation accounting is no longer required for the companies operating in Turkey which are preparing financial statements in accordance with CMB Accounting Standards effective from January 1, 2005. The consolidated financial statements and footnotes are presented using the compulsory standard formats prescribed by CMB.

CCI and its subsidiaries incorporated in Turkey maintain their books of account and prepare their statutory financial statements in New Turkish Lira ("YTL") in accordance with the regulations on accounting and reporting framework and accounting standards promulgated by the CMB, TCC and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The subsidiaries and joint ventures incorporated outside of Turkey maintain their books of account and prepare their financial statements in accordance with the regulations of the countries in which they operate.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Functional and Reporting Currency

Functional and reporting currency of the Company is YTL.

In accordance with CMB announcement No. 11/367 dated March 17, 2005; since the objective conditions for the restatement in hyperinflationary economies is no longer available and CMB foresees that the indications of the realization of these conditions in the near future are not valid, the financial statements were restated until December 31, 2004 in accordance with IAS 29. Therefore, the non-monetary assets and liabilities and components of shareholders' equity including share capital reported in the balance sheet as of March 31, 2007 are derived by indexing the additions occurred until December 31, 2004 to December 31, 2004 and carrying the additions after this date with their nominal amounts.

Restatement of the consolidated balance sheet and consolidated income statement items through the use of the general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

Functional Currencies of the Subsidiaries and Joint Ventures

	March 31, 2007		December 31, 2006	
	Local Currency	**Functional Currency**	Local Currency	Functional Currency
CCSD	**New Turkish Lira**	**New Turkish Lira**	New Turkish Lira	New Turkish Lira
Mahmudiye	**New Turkish Lira**	**New Turkish Lira**	New Turkish Lira	New Turkish Lira
Azerbaijan CC	**Manat**	**U.S. Dollars**	Manat	U.S. Dollars
Almaty CC	**Kazakh Tenge**	**U.S. Dollars**	Kazakh Tenge	U.S. Dollars
Bishkek CC	**Som**	**U.S. Dollars**	Som	U.S. Dollars
Efes Invest Holland	**Euro**	**U.S. Dollars**	Euro	U.S. Dollars
Tonus	**Kazakh Tenge**	**U.S. Dollars**	Kazakh Tenge	U.S. Dollars
Efes Sınai Dış Ticaret	**New Turkish Lira**	**U.S. Dollars**	New Turkish Lira	U.S. Dollars
TCCBCJ	**Jordanian Dinar**	**U.S. Dollars**	Jordanian Dinar	U.S. Dollars
J.V. Dubai	**UAE Dirham**	**U.S. Dollars**	UAE Dirham	U.S. Dollars
CC Beverage Limited	**Iraqi Dinar**	**U.S. Dollars**	-	-

The multinational structure of foreign entities and realization of most of their operations in terms of U.S. Dollars ("USD") resulted in determination of these companies' functional currency as USD. The majority of the foreign consolidated subsidiaries and joint venture are regarded as foreign entities since they are financially, economically and organizationally autonomous.

Since the local and functional currency of foreign entities is determined as USD in the consolidated financial statements, USD amounts presented in the balance sheet as of March 31, 2007 are translated into New Turkish Lira at the official YTL exchange rate for purchases of USD announced by the Central Bank of the Republic of Turkey on March 31, 2007, USD 1,00 (full) = YTL 1,3801 (December 31, 2006; USD 1,00 (full) = YTL 1,4056). Furthermore, USD amounts in the income statement for the period ended March 31, 2007 have been translated into YTL, at the average YTL exchange rate for purchases of U.S. Dollars for the three months period is USD 1,00 (full) = YTL 1,4039 (January 1, - March 31, 2006; USD 1,00 (full) = YTL 1, 3253).

2. BASIS OF PRESENTATION (continued)

Reclassifications on Prior Year Financial Statements

The Group has made certain reclassifications in the comparative financial statements to be consistent with the current period presentation.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Estimation Uncertainty

Group management has to make key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have significant risks of causing a material adjustment to the carrying amounts of assets and liabilities in the preparation of consolidated financial statements. Actual results may be different from estimations. These estimations are reviewed at each balance sheet date; required corrections are made and reflected in the results of operations of the related period.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the parent company, CCI, and its subsidiaries and Joint Ventures prepared as for the three months period ended March 31, 2007. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The consolidated financial statements cover CCI and the subsidiaries it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities.

Subsidiaries are consolidated for using the full consolidation method, therefore, the carrying value of subsidiaries is eliminated against the related shareholders' equity. The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated income statement, respectively.

Joint ventures are companies in respect of which there are contractual arrangements through which an economic activity is undertaken subject to joint control by the Group and its subsidiaries together with one or more other parties. The Group's interest in joint ventures is accounted for by way of proportionate consolidation, in other words, the Group includes its share of the assets, liabilities, income and expenses of each joint venture in the relevant components of the financial statements.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

The Group's investment in associates is accounted for under the equity method of accounting. The investment in associates is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The consolidated income statement reflects the Group's share of the results of operations of the associates.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

On March 16, 2006, the Company has acquired the 99,99% shares of Mahmudiye that started its operations on June 16, 2004 for an amount of YTL 10.940. In accordance with International Financial Reporting Standards (IFRS) 3 *Business Combinations*, fair value financial statements of Mahmudiye prepared as of December 31, 2006 for the consolidation purpose.

Intangible assets identified in the fair value financial statements of Mahmudiye amounting to YTL 9.992 represent "Water Sources Usage Rights" and amortised over their useful lives on a straight line basis.

The fair values of net assets of Mahmudiye as of the acquisition date are as follows:

	Fair Value	Carrying Value
Trade receivables	60	60
Other current assets	237	237
Tangible assets	5.937	2.969
Intangible assets	9.992	-
Financial liabilities	(589)	(589)
Trade payables	(99)	(99)
Other liabilities	(1.225)	(1.225)
Deferred tax liability	(2.603)	-
Fair value of identifiable net assets	11.710	1.353
Shareholding percentage acquired	99,99%	
Fair value of identifiable net assets acquired by the Group	11.710	
Total cash consideration	10.940	
Negative goodwill	770	

87.63% shares of Efes Sınai has been acquired by CCI in 2005 and the companies merge on December 25, 2006 as described with the details in Note 1. Fair value financial statements of Efes Sınai have been prepared in 2005 in accordance with IFRS 3 *Business Combinations* for the consolidation purposes and the positive difference amounting to YTL 37.983 between the net asset value of Efes Sınai according to fair value accounting and the acquisition price was recorded as goodwill in the consolidated financial statements prepared as of March 31, 2007 (December 31, 2006 - YTL 38.685).

Intangible assets amounting to YTL 250.171 (December 31, 2006 - YTL 254.835) which have been recognized on acquisition of Efes Sınai during the consolidation represent the Bottlers Agreements and Distribution Agreements signed between subsidiaries of Efes Sınai and TCCC. The Company considers that based on the relevant facts there is no foreseeable limit to the period over which such assets are expected to generate cash inflows for the Group and that the agreements will be renewed with no significant cost. The intangible assets relating to the Bottlers and Distribution Agreements are therefore not amortized but will be tested for impairment annually.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances, short-term deposits and checks dated on or before the relevant period end which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Investments in Securities

All investments in securities are measured at cost value that was paid to acquire the asset plus the expenses incurred during the acquisition and considered to reflect the fair value of the related investment.

After initial recognition, investments that are classified as available-for-sale are measured at fair value. Gains or losses on available-for-sale investments are recognized in equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Interest calculated on available-for-sale investments calculated using the effective interest rate is reported as interest income. Dividends collected are collected as dividend income on the date of collection. For available-for-sale investments that are actively traded in organized financial markets, fair value is determined by reference to quoted market bid prices at the close of business on the balance sheet date.

Investments that are intended to be held to maturity, such as government bonds, are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity.

Trade Receivables

Trade receivables, which generally have payment terms of 15-65 days, are recognized at original invoice amount less doubtful receivable and are discounted. An estimate for doubtful debt is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Provision for doubtful receivables is reflected as expense in the income statement. The provision is the amount that is proposed to compensate the losses that possibly occur due to economic conditions expected by the Group or the risks carried as a part of the nature of the account.

Inventories

Inventories are valued at the lower of cost or net realizable value, less provision for obsolete and slow moving items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost includes all costs incurred in bringing the product to its present location and condition, and is determined primarily on the basis of weighted average cost method.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated.

Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Buildings and Leasehold Improvements	25 - 40 years
Machinery and Equipment	6 - 15 years
Furniture and Fixtures	5 - 10 years
Vehicles	5 - 10 years
Other Tangible Assets	5; 9 - 12 years

Other tangible assets mainly consist of premix and carbon dioxide tanks, coolers, vending machines and dispensing equipment having estimated useful life between 9 and 12 years and also include pallets, returnable bottles and cases, which are depreciated over 5 years. The deposit liabilities related to returnable bottles are reflected in related accounts. The Group also sells products in non-returnable bottles for which there is no deposit obligation.

Repair and maintenance costs are expensed as incurred. There are no repair and maintenance costs capitalized as part of property, plant and equipment.

All costs incurred for the construction of property, plant and equipment are capitalized and are not depreciated until the asset is ready for use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount (net realizable value) of property, plant and equipment is the greater of net selling price and value in use. Value in use is assessed by discounting future cash flows to their present value using a pre-tax discount rate that reflects current market conditions and the risks specific to the asset. If the related asset is not a unit that generates cash inflows by itself, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

Intangible Assets

Intangible assets acquired separately are measured on initial acquisition at cost. The cost of an intangible asset acquired in a business combination is recognized at fair value, if its fair value can be reliably measured. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In the scope of consolidation, intangible assets identified in 2005 fair value financial statements of Efes Sınai represent the "Bottlers and Distribution Agreements" that are signed with TCCC. Since the Company management expects to renew these agreements without any additional costs after expiration, it is decided that there is no need to set a time constraint. The intangible assets relating to the Bottlers and Distribution Agreements are therefore not amortized.

In the scope of consolidation, the intangible assets identified in the fair value financial statements of Mahmudiye represent the "Water Sources Usage Right" of Mahmudiye and amortized on a straight-line basis over their useful lives, which are between 10 and 40 years.

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of the acquired business, at the date of acquisition. Goodwill, which arose from the acquisition before March 31, 2004, was amortized on a straight-line basis over its useful economic life up to a presumed maximum of 10 years until December 31, 2004.

In accordance with IFRS 3, the Group ceased to amortize goodwill arising from the business combinations before March 31, 2004, starting from the beginning of the annual accounting period beginning on or after March 31, 2004 (January 1, 2005) and reviewed for impairment. Goodwill arising from acquisitions on or after March 31, 2004 is not amortized but is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Recognition and Derecognition of Financial Assets and Liabilities

The Group recognizes a financial asset or financial liability in its consolidated balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of a financial asset when and only when it loses control of the contractual rights that comprise the financial asset or a portion of a financial asset. The Group derecognizes a financial liability when the obligation specified in the contract is discharged, cancelled or expires.

Borrowings

All borrowings are initially recognized at cost.

After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognized in net profit or loss when the liabilities are derecognized, as well as through the amortization process.

Borrowing Costs

Borrowing costs are generally expensed as incurred.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (Group as a lessee)

a) Finance Lease

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges calculated over fixed interest rate are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

b) Operating Lease

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Trade Payables

Trade payables which generally have 7-30 day terms are carried at amortized cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not they are billed to the Group.

Employee Benefits

Turkish Entities

(a) Defined Benefit Plans

The reserve for employee termination benefits is provided for in accordance with IAS 19 "Employee Benefits" and is based on actuarial study.

In the consolidated financial statements, the Group has reflected a liability calculated using the "Projected Unit Credit Method". According to the valuations made by qualified actuaries, all actuarial gains and losses that were not booked yet are recognized in the income statement in the case that they are above 10% of the retirement pay liability. The employee termination benefits are discounted to the present value of the estimated future cash outflows using the interest rate estimate of qualified actuaries. Actuarial gains or losses were recognized considering the average number of years remaining to employees' completing their services.

Actuarial assumptions used to determine net periodic pension costs are as follows as of balance sheet dates:

	March 31, 2007	December 31, 2006
Weighted average discount rate	**11%**	12%
Weighted average rate of compensation increases	**5%**	6,175%

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Defined Contribution Plan

The Group pays contributions to the Social Security Institution of Turkey on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due.

Foreign Subsidiaries

There are no accumulated obligations related to defined contribution plan for the subsidiaries of the Company operating outside Turkey. Azerbaijan CC contributes to the Azerbaijan Republic state pension and social insurance funds. These contributions are expensed as incurred. Bishkek CC contributes to the Kyrgyz state pension, social insurance, medical insurance, and unemployment funds on behalf of its employees. Bishkek CC's contributions amount to approximately 33% of employees' salaries and are expensed as incurred. Bishkek CC has no other program or obligation for payment of post retirement benefits to its employees.

Almaty CC pays 21% of gross income as social insurance taxes to the Government of Republic of Kazakhstan, which represents its contribution to the post retirement benefits of its employees. Almaty CC also withholds and contributes 10% of the salary of its employees as the employees' contribution to their designated pension funds. Under the legislation, employees are responsible for their retirement benefits and Almaty CC has no present or future obligation to pay its employees upon their retirement. Almaty CC has no other program or obligation for payment of post retirement benefits to its employees.

TCCBCJ pays 16,5% of employees' gross salaries as contribution to Jordan Social Security Department. This amount will be paid to employee by the social security department, after their retirements. TCCBCJ has no other program or obligation for payment of post retirement benefits to its employees.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Revenue Recognition

Sale of Goods

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. In the consolidated financial statements, net sales are reflected after deducting sales discounts, VAT and sales taxes. Sales discounts consist of deductions from sales and the cost of free promotional materials.

Interest Income

Income is recognized as the interest accrues.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Tax expense (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred taxes.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Foreign Currency Translation

Each entity within the Group translates its foreign currency transactions and balances into its functional currency by applying the exchange rate between the functional currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or reported in previous financial statements are recognized in the income statement in the period in which they arise.

Geographical Segments

For management purposes, the Group is organized into two major geographical areas as domestic and foreign. These areas are the basis upon which the Group reports its segment information. Financial information on geographical segments is presented in Note 33.

Earnings Per Share

Basic earnings per share (EPS) is calculated by dividing the net profit for the period by the weighted average number of ordinary shares outstanding during the reporting periods. The weighted average number of shares outstanding during the year has been adjusted in respect of free shares issued without corresponding increase in resources.

Subsequent Events

Post period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements and footnotes. Post period-end events that are not adjusting events are disclosed in the notes when material.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contingent Assets and Liabilities

Contingent liabilities are not recognized in the financial statements but only disclosed, unless the possibility of an outflow of resources embodying economic benefits is probable. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Financial Instruments

Financial Risk Management Objectives and Policies

The Group's principal financial instruments comprise bank borrowings, finance leases, cash and short-term deposits and investments in securities. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The Group's management reviews and agrees policies for managing each of these risks which are summarized below. The Group also monitors the market price risk arising from all financial instruments.

Foreign Currency Risk

The Group is exposed to exchange rate fluctuations due to the nature of its business. This risk occurs due to imports, purchases, sales and bank borrowings of the Group which are denominated in currencies other than the functional currency. The Group uses forward contracts and structured forward transactions amounting to USD 35 million and USD 10 million respectively, to hedge its risk associated with foreign currency fluctuations as of March 31, 2007. These risks are also monitored and limited by the analysis of the foreign currency position.

Liquidity Risks

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of bank loans.

Credit Risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash, available–for–sale and held-to-maturity securities and trade receivables. The Group maintains cash and cash equivalents with various financial institutions. It is the Group's policy to limit exposure to any one institution and revalue the credibility of the related institutions continuously.

The credit risk associated with trade receivables is partially limited due to a large customer base and due to management's limitation on the extension of credit to customers. The Group generally requires collateral to extend credit to its customers excluding its dealers.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest Rate Risk

Certain parts of the interest rates related to borrowings are based on market interest rates; therefore the Group is exposed to interest rate fluctuations on domestic and international markets. The Group's exposure to market risk for changes in interest rates relates primarily to the Group's debt obligations. The Group manages interest rate risk arising from the interest rate fluctuations on international markets, by using interest rate swap agreements through the use of borrowings amounting to of USD 50 million and EUR 41,2 million as of March 31, 2007. These exposures are also managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities. The interest rates of financial assets and liabilities are as indicated in the related disclosures.

Fair Values

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and best evidenced by a quoted market price, if one exists.

Foreign currency-denominated financial assets and liabilities are revalued at the exchange rates prevailing at the balance sheet dates.

The following methods and assumptions were used in the estimation of the fair value of the Group's financial instrument:

Financial Assets – The fair values of certain financial assets carried at cost, including cash and cash equivalents and held to maturity investments plus the respective accrued interest are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying values of trade receivables along with the related allowances for uncollectibility are estimated to be their fair values.

Financial Liabilities – The fair values trade payables and other monetary liabilities are estimated to approximate carrying value due to their short-term nature. The fair values of bank borrowings are considered to approximate their respective carrying values, since the initial rates applied to bank borrowings are updated periodically by the lender to reflect active market price quotations. The carrying values of trade payable are estimated to be their fair values due to their short term nature

Derivative Instruments

The Group uses derivative instruments to avoid the occurrence of foreign currency and interest rate risks from its operational and financial activities. Derivative instruments are initially measured at cost. After initial recognition derivatives are measured at fair value, and changes are reflected in the income statement.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

4. CASH AND CASH EQUIVALENTS

	March 31, 2007	December 31, 2006
Cash on hand	**1.161**	864
Cash in banks		
-Time	**122.968**	28.177
-Demand	**14.141**	18.441
Cheques	**2.494**	3.368
Cash and cash equivalents on cash flow statement	**140.764**	50.850

As of March 31, 2007 time deposits in foreign currencies equivalent to YTL 39.960 (December 31, 2006- YTL 9.782), existed for periods varying between two days and three months (December 31, 2006- one week to two months) and earned interest between 3,7%- 8% (December 31, 2006- 5,25%- 8%). As of March 31, 2007 time deposit in local currency amounting to YTL 83.008 (December 31, 2006- YTL 18.395) was made for eighteen days (December 31, 2006- four days) and earned interest by 19,15% (December 31, 2006– 19,25%). As of March 31, 2007, foreign currency time deposit that have one month maturity and amounting to YTL 643 was kept as a reserve account which was held as a collateral by a bank for a Letter of Credit (December 31, 2006 – YTL 533).

As of March 31, 2007, there is YTL 185 (December 31, 2006- YTL 52) interest income accrual on time deposits.

5. INVESTMENTS IN SECURITIES

	March 31, 2007	December 31, 2006
Available for sale securities at fair value		
Mutual funds	**5.837**	4.116
Held to maturity securities at amortized cost		
Government bonds- Foreign currency denominated	**615**	638
	6.452	4.754

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

6. BORROWINGS

	March 31, 2007	December 31, 2006
Short-term borrowings	**205.359**	212.094
Current portion of long-term borrowings	**3.210**	1.724
Total short-term borrowings	**208.569**	213.818
Long-term borrowings	**347.730**	163.522
Total long-term borrowings	**556.299**	377.340

As of March 31, 2007, the principal amount of total borrowings is YTL 547.106 (December 31, 2006 - YTL 373.159) on which there is interest expense accrual amounting to YTL 9.193 (December 31, 2006 - 4.181 YTL).

Short and long-term borrowings denominated in YTL and foreign currencies as of March 31, 2007 and December 31, 2006 are as follows:

	March 31, 2007		December 31, 2006	
	Short-term	**Long-term**	Short-term	Long-term
USD	**141.146**	**244.325**	115.414	87.093
Euro	**19.070**	**103.405**	18.984	76.429
YTL	**43.430**	-	74.318	-
Kazakh Tenge	**4.923**	-	5.102	-
	208.569	**347.730**	213.818	163.522

The effective interest rates at the balance sheet date are as follows:

	March 31, 2007	December 31, 2006
Short-term		
USD denominated borrowings	**Libor+(0,55%) - 8%**	Libor+(0,5%) - 8%
EUR denominated borrowings	**4,28% - 4,31%**	4,31%
YTL denominated borrowings	**18,35% - 20,75%**	19,26% - 20,75%
Kazakh Tenge denominated borrowings	**8%**	8%
Long-term		
USD denominated borrowings	**Libor+(0,55%) - Libor+(0,91%)**	Libor+(0,55%)
EUR denominated borrowings	**Euribor+(0,55%) - Euribor+(0,91%)**	Euribor+(0,55%)

The Group approved the utilization of USD 200 million syndicated loan from a consortium of six banks. The facility will be used mainly for financing production capacity increase in order to meet increasing consumer demand. The capital payment of the loan with Libor + 0,91% interest rate and three year maturity will realize at the end of the maturity period. For the period ended March 31, 2007 borrowed portion of the syndicated loan is amounting to YTL 179.386.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

6. BORROWINGS (continued)

Repayment plans of long-term borrowings as of March 31, 2007 and December 31, 2006 are scheduled as follows (including current portion of long term borrowings, excluding finance lease obligation):

	March 31, 2007	December 31, 2006
2007	**3.210**	1.724
2008	**161.396**	163.522
2009	**-**	-
2010	**186.334**	-
	350.940	165.246

As of March 31, 2007, CCI has been a guarantor for the short term and long term borrowings of its subsidiaries amounting to YTL 129.621 (December 31, 2006 - YTL 99.639).

7. TRADE RECEIVABLES AND PAYABLES

Trade Receivables

	March 31, 2007	December 31, 2006
Trade receivables	**184.062**	141.293
Cheques receivables	**5.248**	4.243
Other	**373**	396
Less: Allowance for doubtful receivables (-)	**(8.736)**	(8.451)
Total	**180.947**	137.481

Trade Payables

	March 31, 2007	December 31, 2006
Suppliers	**91.001**	70.380
	91.001	70.380

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

8. LEASE RECEIVABLES AND OBLIGATIONS

The details of financial lease obligations as of March 31, 2007 and December 31, 2006 according to their maturity are as follows:

	March 31, 2007	December 31, 2006
Next 1 year	**214**	285
1 year through 5 years	**91**	93
Discounted total lease obligations, net	**305**	378

As of March 31, 2007 and December 31, 2006 lease obligations are held in the following currencies:

	March 31, 2007		December 31, 2006	
	Current	Non-current	Current	Non-current
USD	**214**	**91**	285	93
	214	**91**	285	93

The effective interest rates of lease obligations at the balance sheet date are as follows:

	March 31, 2007	December 31, 2006
USD	**8,5%**	8,5%

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

9. RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties, which are separately classified in the consolidated balance sheets and the most significant transactions with related parties are as follows:

	March 31, 2007			
	Sales to related parties and other charges	Purchases from related parties and other charges	Amounts owed by related parties	Amounts owed to related parties
Shareholders				
Efpa	-	14	-	-
TCCEC	165	-	-	-
	165	14	-	-
Other				
Anadolu Endüstri Holding A.Ş.	-	127	-	-
Beverage Partners Worldwide	-	966	-	-
The Coca-Cola Company	3.265	75.644	545	5.893
Etap Group Companies	-	1.506	502	736
Turkmenistan CC	-	-	239	-
Efes Karaganda Brewery J.S.C.	2	3.134	61	2.732
Other	393	207	87	127
	3.660	81.584	1.434	9.488
Due from / due to personnel	-	-	594	9.601
Total	3.825	81.598	2.028	19.089

	March 31, 2006		December 31, 2006	
	Sales to related parties and other charges	Purchases from related parties and other charges	Amounts owed by related parties	Amounts owed to related parties
Shareholders				
Efpa	-	12	-	-
TCCEC	431	494	-	-
	431	506	-	-
Other				
Anadolu Endüstri Holding A.Ş.	105	2	-	171
Beverage Partners Worldwide	-	321	1.117	-
The Coca-Cola Company	3.188	62.194	2.919	30.220
Etap Group Companies	-	1.997	-	619
Turkmenistan CC	-	-	242	-
Efes Karaganda Brewery J.S.C.	-	2.389	122	1.355
Efes Breweries International N.V.	833	-		
Other	65	2	-	95
	4.191	66.905	4.400	32.460
Due from / due to personnel	-	-	493	2.195
Total	4.622	67.411	4.893	34.655

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

9. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

As of March 31, 2007 and 2006 purchases from related parties and significant portion of other charges consist of fixed asset, raw material purchases and toll production.

As of March 31, 2007 and 2006 sales to related parties and other charges consist of sale of finished goods and support charges of promotional expenses reflected to related parties

As of March 31, 2007, the executive members of the Board of Directors, Chief Executive Officer, Chief Operating Officers, general director and coordinators received remuneration amounting to YTL 3.739 (March 31, 2006 - YTL 3.227).

10. OTHER RECEIVABLES AND LIABILITIES

Other Receivables

	March 31, 2007	December 31, 2006
Prepaid taxes	**11.090**	13.934
Value added tax receivable	**7.488**	8.734
Other	**116**	798
	18.694	23.466

Other Liabilities

	March 31, 2007	December 31, 2006
Deposits and advances received	**44.785**	35.289
Taxes and duties payable	**15.441**	13.622
Social security premium payable	**4.190**	3.846
Value added tax payable	**1.491**	2.761
Other	**286**	66
	66.193	55.584

11. BIOLOGICAL ASSETS

None (December 31, 2006 - None).

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

12. INVENTORIES

	March 31, 2007	December 31, 2006
Finished goods	**34.189**	39.541
Raw materials	**80.236**	64.572
Spare parts	**10.175**	10.201
Packaging materials	**12.024**	10.462
Advertising and sales promotion materials	**8.968**	7.780
Goods in transit	**42.406**	35.191
Less: reserve for obsolescence (-)	**(1.672)**	(1.812)
	186.326	165.935

13. RECEIVABLE AND PAYABLE FROM CONTINUING CONSTRUCTION CONTRACTS

None (December 31, 2006 - None).

14. DEFERRED TAX ASSETS and LIABILITIES

The list of temporary differences and the resulting deferred tax assets/(liabilities), as of March 31, 2007 and December 31, 2006 using the prevailing effective statutory tax rates is as follows:

	March 31, 2007		December 31, 2006	
	Temporary Difference	**Deferred Tax Assets/ (Liabilities)**	Temporary Difference	Deferred Tax Assets/ (Liabilities)
Tangible and intangible assets	**(148.675)**	**(28.233)**	(144.177)	(28.028)
Unused investment incentives	**23.903**	**7.170**	32.254	9.676
Borrowings and Lease transactions	**4.930**	**1.708**	3.790	1.144
Employee termination and other employee benefits	**26.903**	**5.487**	26.875	5.567
Tax loss carried forward	**8.777**	**1.755**	18.792	4.743
Trade receivables, payables and other	**13.550**	**2.712**	487	33
Inventory	**(526)**	**(439)**	(15.695)	(4.893)
	(71.138)	**(9.840)**	(77.674)	(11.758)
Deferred tax liability		**7.880**		8.462
Deferred tax asset		**(17.720)**		(20.220)
Deferred tax liability, net		**(9.840)**		(11.758)

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

14. DEFERRED TAX ASSETS and LIABILITIES (continued)

As of March 31, 2007 and December 31, 2006, the movement of deferred tax liability is as follows:

	March 31, 2007	December 31, 2006
Balance at January 1,	**11.758**	18.351
Addition through subsidiary acquired	-	2.603
Deferred tax expense / (income) (Note 41)	**(1.726)**	(9.469)
Currency translation adjustment	**(192)**	273
	9.840	11.758

15. OTHER CURRENT / NON-CURRENT ASSETS AND LIABILITIES

a) Other current assets

	March 31, 2007	December 31, 2006
Prepaid expenses	**20.039**	17.029
Other	**2.410**	2.488
	22.449	19.517

b) Other non-current assets

	March 31, 2007	December 31, 2006
Prepaid expenses	**9.532**	8.440
Other	**172**	190
	9.704	8.630

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

16. INVESTMENTS

				March 31, 2007	
Entity	**Principle Activities**	**Country of Business**	**Carrying Value**	**Ownership Interest (%)**	**Group's share of loss**
Turkmenistan CC	Production, bottling, distribution and selling of Coca-Cola products	Turkmenistan	**2.076**	**33,25%**	**(422)**

				December 31, 2006	
Entity	Principle Activities	Country of Business	Carrying Value	Ownership Interest (%)	Group's share of loss
Turkmenistan CC	Production, bottling, distribution and selling of Coca-Cola products	Turkmenistan	2.535	33,25%	(232)

As of March 31, 2007, total assets of Turkmenistan CC amounts to YTL 15.929 (December 31, 2006 – YTL 17.147), total liabilities amounts to YTL 9.612 (December 31, 2006 – YTL 9.520), revenue for the year end March 31, 2007 amounts to YTL 1.308 (March 31, 2006 – YTL 904) and current year loss amounts to YTL 1.271 (March 31, 2006 – YTL 403).

17. POSITIVE/NEGATIVE GOODWILL

As of March 31, 2007 and December 31, 2006 movements of positive goodwill are as follows:

	January 1, 2006	Currency Translation Adjustment	December 31, 2006	Additions	Currency Translation Adjustment	**March 31, 2007**
Cost	48.946	1.757	50.703	-	(702)	50.001
Accumulated depreciation	(12.018)	-	(12.018)	-	-	(12.018)
Net book value	**36.928**	**1.757**	**38.685**	**-**	**(702)**	**37.983**

18. INVESTMENT PROPERTY

None (December 31, 2006 - None).

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

19. PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Machinery and Equipment	Vehicles	Furniture and Fixtures	Other Tangible Assets	Leasehold Improvements	Construction in Progress	Advances Given	Total
Net book value at December 31, 2005	220.120	242.580	14.245	4.701	104.641	876	3.042	4.525	594.730
Additions	7.764	46.114	10.734	1.210	48.976	1	68.389	20.214	203.402
Disposals, net	(300)	(1.761)	(630)	(413)	(263)	-	-	-	(3.367)
Transfers	1.517	3.716	-	30	59	-	(5.322)	-	-
Additions through subsidiary acquired	3.466	876	36	33	153	-	1.373	-	5.937
Provision for impairment	-	(2.798)	-	-	-	-	-	-	(2.798)
Currency translation adjustment	2.750	2.615	308	65	872	-	-	-	6.610
Depreciation charge for the current year	(6.796)	(37.243)	(3.269)	(1.664)	(33.661)	(95)	-	-	(82.728)
Net book value at December 31, 2006	228.521	254.099	21.424	3.962	120.777	782	67.482	24.739	721.786
Additions	**357**	**2.547**	**1.813**	**256**	**6.411**	**1**	**42.477**	**12.385**	**66.247**
Disposals, net	**(22)**	**(1.415)**	**(69)**	**(2)**	**(130)**	**-**	**-**	**-**	**(1.638)**
Transfers	**4.478**	**20.717**	**-**	**153**	**-**	**-**	**(25.348)**	**-**	**-**
Currency translation adjustment	**(1.184)**	**(1.438)**	**(183)**	**(20)**	**(310)**		**(368)**	**-**	**(3.503)**
Depreciation charge for the current year	**(1.770)**	**(8.932)**	**(901)**	**(395)**	**(8.969)**	**(15)**	**-**	**-**	**(20.982)**
Net book value at March 31, 2007	**230.380**	**265.578**	**22.084**	**3.954**	**117.779**	**768**	**84.243**	**37.124**	**761.910**
At December 31, 2006									
Cost	286.392	816.605	44.879	20.557	345.995	1.556	67.482	24.739	1.608.205
Accumulated depreciation	(52.852)	(524.257)	(23.763)	(16.660)	(219.400)	(774)	-	-	(837.706)
Accumulated provision for impairment	(7.769)	(40.864)	-	-	(6.690)	-	-	-	(55.323)
Currency translation adjustment	2.750	2.615	308	65	872	-	-	-	6.610
Net book value at December 31, 2006	228.521	254.099	21.424	3.962	120.777	782	67.482	24.739	721.786
At March 31, 2007									
Cost	**291.205**	**824.161**	**45.841**	**20.903**	**348.087**	**1.557**	**84.611**	**37.124**	**1.653.489**
Accumulated depreciation	**(54.622)**	**(521.390)**	**(23.882)**	**(16.994)**	**(224.847)**	**(789)**	**-**	**-**	**(842.524)**
Accumulated provision for impairment	**(7.769)**	**(38.374)**	**-**	**-**	**(6.023)**	**-**	**-**	**-**	**(52.166)**
Currency translation adjustment	**1.566**	**1.181**	**125**	**45**	**562**		**(368)**	**-**	**3.111**
Net book value at March 31, 2007	**230.380**	**265.578**	**22.084**	**3.954**	**117.779**	**768**	**84.243**	**37.124**	**761.910**

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

19. PROPERTY, PLANT AND EQUIPMENT (continued)

Impairment Loss

None for the three months period ended March 31, 2007. As of December 31, 2006 the Group had provided impairment losses amounting to YTL 2.798 for property, plant and equipment that had greater carrying value than its estimated recoverable amount, which was calculated over its estimated selling price.

Borrowing Costs Capitalized on Property, Plant and Equipment

The Group did not capitalize any borrowing costs on property, plant and equipment as of March 31, 2007 and December 31, 2006.

Finance Leases

Property leased by the Group includes coolers, vehicles, buildings, machinery and equipment.

The analysis of assets under finance leases included in property, plant and equipment is as follows:

	March 31, 2007	December 31, 2006
Machinery and equipment	**20.593**	20.593
Buildings	**172**	172
Vehicles	**843**	843
Other tangible assets	**23.065**	23.065
Total	**44.673**	44.673
Accumulated depreciation	**(18.301)**	(17.430)
Net book value	**26.372**	27.243

20. INTANGIBLE ASSETS

	January 1, 2007	**Additions/ (Amortization)**	**Disposals**	**Currency translation adjustment**	**March 31, 2007**
Cost					
Software rights	**10.821**	159	-	(41)	**10.939**
Rights	**356**	-	-	(27)	**329**
Water sources usage right	**9.992**	-	-	-	**9.992**
Bottlers and distribution agreements	**254.835**	-	-	(4.664)	**250.171**
Accumulated amortization(-)					
Software rights	**(4.112)**	(193)	-	(11)	**(4.316)**
Rights	**(2)**	(6)	-	-	**(8)**
Water sources usage right	**(669)**	(201)	-	-	**(870)**
Net book value	**271.221**	**(241)**	**-**	**(4.743)**	**266.237**

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

20. INTANGIBLE ASSETS (continued)

	January 1, 2006	Additions/ (Amortization)	Disposals	Intangible assets occurred in scope of consolidation	Currency translation adjustment	December 31, 2006
Cost						
Software rights	10.010	599	(26)	-	238	**10.821**
Rights	-	356	-	-	-	**356**
Water sources usage right	-	-	-	9.992	-	**9.992**
Bottlers and distribution agreements	243.268	-	-	-	11.567	**254.835**
Accumulated amortization(-)						
Software rights	(3.295)	(799)	25	-	(43)	**(4.112)**
Rights	-	(2)	-	-	-	**(2)**
Water sources usage right	-	(669)	-	-	-	**(669)**
Net book value	**249.983**	**(515)**	**(1)**	**9.992**	**11.762**	**271.221**

21. ADVANCES TAKEN

None (December 31, 2006 - None).

22. POST-RETIREMENT BENEFITS

None (December 31, 2006 - None).

23. PROVISIONS

a) Short term provisions

	March 31, 2007	December 31, 2006
Management premium accrual	**1.620**	**3.955**
Expense accruals	**6.824**	**9.420**
	8.444	**13.375**

As of March 31, 2007 and December 31, 2006, movement of the management premium accrual is as follows:

	March 31, 2007	December 31, 2006
Balance at January 1,	**3.955**	**3.017**
Payments made	**(3.955)**	**(3.017)**
Current year charge	**1.620**	**3.955**
	1.620	**3.955**

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

23. PROVISIONS (continued)

b) Long term provisions

As of March 31, 2007 and December 31, 2006, details of long term provisions are as follows:

	March 31, 2007	December 31, 2006
Long-term incentive plan accrual	**2.842**	2.608
Vacation pay accrual	**3.727**	2.994
Employee termination benefit accrual	**14.839**	14.589
	21.408	20.191

As of March 31, 2007 and December 31, 2006, the movements of long term provisions (other than employee termination benefits) are as follows:

	March 31, 2007		December 31, 2006	
	Vacation pay liability	**Long-Term incentive plan**	Vacation pay liability	Long-Term incentive plan
Balance at January 1,	**2.994**	**2.608**	2.385	2.095
Payments made	**(153)**	**(668)**	(148)	(1.035)
Current year charge	**886**	**902**	757	1.548
Balance at period/year end	**3.727**	**2.842**	2.994	2.608

Employee Termination Benefits

In accordance with existing social legislation, the Company and its subsidiaries operating in Turkey are required to make lump-sum payments to employees who have completed at least one year of service with the Company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay and limited to a maximum of YTL 1,96 (December 31, 2006- YTL 1,86) per year of employment at the rate of pay applicable at the date of retirement or termination. The Company accounts for the statutory termination in accordance with the provisions of IAS 19, including the application of actuarial methods and assumptions in consultation with professional actuaries. The benefit obligation has been measured at balance sheet dates for each period presented.

The movement of the defined benefit obligation recognized in the consolidated balance sheet is as follows:

	March 31, 2007	December 31, 2006
At January 1,	**14.589**	12.673
Interest expense	**401**	1.512
Benefit payments	**(388)**	(1.150)
Current year service charge and actuarial gain / loss	**237**	1.554
Defined benefit obligations	**14.839**	14.589

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

24. MINORITY INTEREST

Minority interest is classified separately on consolidated financial statements. As of March 31, 2007, minority interest is amounted to YTL 17.220 (December 31, 2006 – YTL 17.351).

25. SHARE CAPITAL

	March 31, 2007	December 31, 2006
Common shares 1 YKr par value		
Authorized and issued (units)	**25.437.078.200**	25.437.078.200

Share Capital Subsidiaries Elimination

CCSD acquired 5,60% of CCI shares from E. Özgörkey İçecek Yatırımı A.Ş. for an amount of YTL 57.821. The effect of this transaction has been accounted as "Share Capital Subsidiaries Elimination" under equity as of December 31, 2005. During the initial public offering of CCI in May 2006, CCSD sold its CCI shares and the gain from this sale amounting YTL 30.371 is classified under "Accumulated Profits" in the shareholders' equity as YTL 24.296 after deducting the tax in the consolidated balance sheet as of December 31, 2006.

26–27–28. SHARE CAPITAL / PROFIT RESERVES and RETAINED EARNINGS

Legal Reserves

The legal reserves consist of first and second legal reserves, in accordance with the Turkish Commercial Code (TCC). The Turkish Commercial Code (TCC) stipulates that the first legal reserve is appropriated out of historical statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Group's historical paid-in share capital. (Inflation adjusted capital based on CMB's communiqué and announcements). The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the historical paid-in share capital (inflation adjusted capital in accordance with CMB). Under TCC, the legal reserves are only available for to net-off losses unless they exceed 50% of the historical paid-in share capital otherwise they are not allowed to be used for other purposes.

Based on the CMB Communiqué Serial: XI, No: 25 part fifteen article 399, the amount included in "Prior Year Losses" account resulting from the first application of inflation accounting should be considered as a deduction during the identification of the profit to be distributed based on the inflation adjusted financial statements. Accordingly, the amount followed under "Prior Year Losses" account may be offset against period income and retained earnings if exists, and the remaining losses against extraordinary reserves, legal reserves and equity restatement differences, respectively.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

26–27–28. SHARE CAPITAL / PROFIT RESERVES and RETAINED EARNINGS (continued)

As of March 31, 2007 and December 31, 2006 breakdown of the equity of the Company is as follows.

	March 31, 2007			December 31, 2006		
	Historical Amount	**Inflation Restatement Differences**	**Restated Amount**	Historical Amount	Inflation Restatement Differences	Restated Amount
Share Capital	**254.371**	**(8.559)**	**245.812**	254.371	(8.559)	245.812
Legal Reserves	**30.450**	**13.396**	**43.846**	30.450	13.396	43.846
Extraordinary Reserves	**33.690**	**9.551**	**43.241**	33.690	9.551	43.241

Dividends

In accordance with the Ordinary General Assembly held on May 8, 2007, it is decided that a total of YTL 22.500 cash dividends will be paid in May 22, 2007 to shareholders and the remainder of the net distributable profit will be added to the extraordinary reserves.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

26–27–28. SHARE CAPITAL / PROFIT RESERVES and RETAINED EARNINGS (continued)

Consolidated Statement of Shareholders' Equity	Share Capital	Share Capital Inflation Adjustment Differences	Share Premium	Currency Translation Adjustment	Treasury Shares	Accumulated Profit and Current Period Net Income / (Loss)	Total
Balance at December 31, 2005	249.589	(8.559)	170.257	-	(57.821)	312.782	666.248
Dividends paid	-	-	-		-	(47.489)	(47.489)
Currency translation adjustment	-	-	-	37	-	-	37
Net income for the period	-	-	-		-	3.539	3.539
Balance at March 31, 2006	249.589	(8.559)	170.257	37	(57.821)	268.832	622.335
Balance at January 1, 2006	249.589	(8.559)	170.257	-	(57.821)	312.782	666.248
Share capital increase							
-Capital increase by merge (Note 1)	4.782	-	43.984	-	-	(3.035)	45.731
Dividends paid	-	-	-	-	-	(47.501)	(47.501)
Currency translation adjustment	-	-	-	15.439	-	-	15.439
Income from sale of Company shares held by a subsidiary (Note 25)	-	-	-	-	57.821	24.296	82.117
Net income for the period	-	-	-	-	-	86.707	86.707
Balance at December 31, 2006	**254.371**	**(8.559)**	**214.241**	**15.439**	**-**	**373.249**	**848.741**
Currency translation adjustment	-	-	-	(7.275)			(7.275)
Net income for the period	-	-	-	-	-	4.305	4.305
Balance at March 31, 2007	**254.371**	**(8.559)**	**214.241**	**8.164**	**-**	**377.554**	**845.771**

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

29. FOREIGN CURRENCY POSITION

As of March 31, 2007 and December 31, 2006, the foreign currency position of the companies of the Group which operate in Turkey and functional currency of which is YTL is as follows:

	March 31, 2007	December 31, 2006
Foreign currency assets	**64.965**	14.494
Foreign currency liabilities	**(397.069)**	(239.202)
Net foreign currency liabilities	**(332.104)**	(224.708)

30. GOVERNMENT INCENTIVES

Investment Incentives

The Group has various investment incentives related with its capital expenditures with the rate of 40% in order to deduct from corporate tax. (Within the New Tax Law this advantage will not be used in case of 20% tax rate is selected).

The Group did not utilize any investment incentive since there was no tax base as of December 31, 2006. For the period ended March 31, 2007 deferred investment incentive is amounting to YTL 23.903 (December 31, 2006 - YTL 32.254)

31. PROVISIONS, CONTINGENT ASSETS and LIABILITIES

Litigations against the Group

The Group is involved on an ongoing basis in litigation arising in the ordinary course of business as of March 31, 2007 with an amount of YTL 978 (December 31, 2006 - YTL 1.214). As of March 31, 2007, the results of these cases are not certain yet. In the opinion of management, the outcome of such litigation currently pending will not materially affect the Group's results of operations, financial condition or liquidity.

CCI and CCSD

Provisions and Contingent Liabilities

As of March 31, 2007, the aggregate amount of letters of guarantee given is YTL 5.699 (December 31, 2006 - YTL 4.301).

The Group has not undergone a tax inspection for any type of tax for any open years; such as any additional tax relating to open years can not be estimated with any degree of certainty. Management does not anticipate that any additional liabilities may arise.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

31. PROVISIONS, CONTINGENT ASSETS and LIABILITIES (continued)

Letter of Credits

As of March 31, 2007, the Group obtained letter of credit amounting to YTL 1.985 in total to purchase machinery (December 31, 2006 - YTL 3.207).

Operating Leases

The CCI and CCSD have signed various operating lease agreements for vehicles.

YTL 19 of rent expense were reflected for the year ended March 31, 2007 (December 31, 2006 - YTL 141) in the consolidated income statements due to the non-cancellable operating lease agreement for vehicles.

As of March 31, 2007 and December 31, 2006, future minimum lease payments under non-cancelable operating lease agreements are as follows:

	March 31, 2007	December 31, 2006
Next 1 year	**305**	**378**

Subsidiaries

Pledges

There is no pledge as of March 31, 2007 (December 31, 2006 - None).

Mortgage

As of March 31, 2007, there is a mortgage on the buildings and land amounted to YTL 3.401 for the loan obtained from Arab Bank by TCCBCJ (December 31, 2006 - YTL 3.463).

Letter of Credits

As of March 31, 2007, Azerbaijan CC obtained letter of credits amounting to YTL 643 in total to purchase vehicle from its supplier (December 31, 2006 - YTL 533). TCCBCJ obtained letter of credits amounting to YTL 2.226 in order to purchase vehicles, machines and equipment.

Guarantee Letters

As of March 31, 2007, amount of letters of guarantee obtained from banks and given to suppliers and government authorities is YTL 753 (December 31, 2006 - YTL 453).

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

31. PROVISIONS, CONTINGENT ASSETS and LIABILITIES (continued)

Tax Matters Related to the Subsidiary in the Republic of Kazakhstan

The taxation system in Kazakhstan is evolving as the government transforms itself from a command to a market oriented economy. The various legislation and regulations are not always clearly written and their interpretation is subject to the opinions of the local tax inspectors, National Bank officials, and the Ministry of Finance. Instances of inconsistent opinions between local, regional and national tax authorities and between the National Bank and the Ministry of Finance are usual.

The current regime of penalties and interest related to reported and discovered violations of the Kazakhstani law, decrees and related regulations include confiscation of the amounts at issue (for currency law violations), as well as fines of generally 50% of the taxes unpaid. Interest is assessable at rates of generally 0,03% per day.

Tax Matters Related to the Subsidiary in Kyrgyzstan

In accordance with local tax regulation, companies are subject to a 10% income tax rate in 2007 in Kyrgyzstan (December 31, 2006 - 10%).

Tax Matters Related to the Subsidiary in Azerbaijan

In accordance with local tax regulation, Azerbaijan CC is subject to a 22% income tax rate. Companies are required to file profit tax declarations on an annual basis (December 31, 2006 - 22%).

Tax Matters Related to the Subsidiary in Jordan

TCCBCJ is subject to corporate income tax of 15% on taxable profit as determined under the laws of Jordan. As of March 31, 2007, the accumulated losses of TCCBCJ are amounting to YTL 64.219 (December 31, 2006 - YTL 56.091).

32. BUSINESS COMBINATIONS

None as of March 31, 2007.

Company acquired 99,99% shares of Mahmudiye which operates in the natural spring water business at March 16, 2006. Detailed information related with the acquisition of Mahmudiye is presented under "Basis of Consolidation" caption in Note 2.

As disclosed in Note 1 with details under "Changes in Group Structure" caption, CCI and Efes Sınai whose 87.63% of the shares were acquired by the Company in 2006, merged on December 25, 2006.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

33. SEGMENT REPORTING

Information per geographical segments for the three months period ended March 31, 2007 and 2006 are as follows:

	March 31, 2007			
	Domestic	**International**	**Elimination**	**Consolidated**
Revenues (net)	262.307	60.205	(856)	321.656
Gross profit	101.111	17.185	90	118.386
Operating expenses (-)	(89.516)	(14.689)	165	(104.040)
Profit from operations, net	11.595	2.496	255	14.346
Operating profit	6.467	187	471	7.125
Income before tax	6.467	27	471	6.965
Tax charge	(1.571)	(1.052)	(37)	(2.660)
Net income	4.896	(1.025)	434	4.305

	March 31, 2007			
	Domestic	**International**	**Elimination**	**Consolidated**
Segment assets	1.449.548	400.867	(209.041)	1.641.374
Investments in associates	-	2.076	-	2.076
Total assets	1.449.548	402.943	(209.041)	1.643.450
Segment liabilities	567.769	219.022	(6.332)	780.459
Total liabilities	567.769	219.022	(6.332)	780.459
Purchase of property, plant and equipment and intangible asset	32.205	34.201	-	66.406
Depreciation and amortisation expenses	17.484	3.898	-	21.382
Other non-cash items	1.524	-	-	1.524

	March 31, 2006			
	Domestic	International	Elimination	Consolidated
Revenues (net)	240.651	38.093	(4.285)	274.459
Gross profit	67.111	9.166	(86)	76.191
Operating expenses (-)	(55.406)	(11.160)	-	(66.566)
Profit from operations, net	11.705	(1.994)	(86)	9.625
Operating profit	10.130	(2.466)	(1.328)	6.336
Income before tax	10.267	(2.412)	(1.186)	6.669
Tax charge	(3.702)	622	(50)	(3.130)
Net income	6.565	(1.790)	(1.236)	3.539

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

33. SEGMENT REPORTING (continued)

As of December 31, 2006 total assets and total liabilities per geographical segments is as follows:

	December 31, 2006			
	Domestic	International	Elimination	Consolidated
Segment assets	1.310.822	348.772	(203.914)	1.455.680
Investments in associates	-	2.535	-	2.535
Total assets	1.310.822	351.307	(203.914)	1.458.215
Segment liabilities	433.938	164.665	(6.480)	592.123
Total liabilities	433.938	164.665	(6.480)	592.123
Purchase of property, plant and equipment and intangible asset	160.870	53.479	-	214.349
Depreciation and amortisation expenses	69.337	14.861	-	84.198
Other non-cash items	3.823	1.475	-	5.298

34. SUBSEQUENT EVENTS

According to the Board of Directors Meeting held on March 12, 2007, it is approved to purchase 50% share in "Syrian Soft Drinks Sales and Distribution L.L.C.", through the Company's subsidiary Efes Invest Holland B.V. from Anadolu Endüstri Holding A.Ş. for YTL 411. Purchase transaction is completed as of April 25, 2007 and registration of share transfer is in progress.

In accordance with the Ordinary General Assembly held on May 8, 2007, it is decided that a total of YTL 22.500 cash dividends will be paid in May 22, 2007 to shareholders and the remainder of the net distributable profit will be added to the extraordinary reserves.

In April 2007, the Group uses forward contracts, option contracts and structured forward transactions amounting to USD 20 million, USD 15 million and USD 5 million respectively, to hedge its risk associated with foreign currency fluctuations.

In accordance with the Board of Directors Meeting held on March 5, 2007, it is decided that the Company's subsidiary Efes Invest Holland B.V., will found a company in Tadjikstan with the tradename of CC Trade Limited Liability Company ("CC Trade LLC") and will have a 90% share. As of April 17, 2007 the Company started the registration process with a share capital amounting to USD 450.000.

35. DISCONTINUING OPERATIONS

None (December 31, 2006 – None).

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

36. OPERATING INCOME

a) Net Sales

	March 31, 2007	March 31, 2006
Gross sales	**441.223**	367.351
Sales discounts	**(97.493)**	(73.410)
Other discounts	**(22.074)**	(19.482)
	321.656	274.459

b) Cost of Sales

	March 31, 2007	March 31, 2006
Raw material cost	**166.053**	167.720
Depreciation expenses and amortization	**11.957**	11.035
Personnel expenses	**9.043**	8.159
Other expenses	**16.217**	11.354
	203.270	198.268

37. OPERATING EXPENSES

	March 31, 2007	March 31, 2006
Selling and marketing expenses	**86.894**	52.723
General administrative expenses	**17.146**	13.843
	104.040	66.566

a) Selling and marketing expenses	March 31 2007	March 31 2006
Marketing and advertising expenses	**38.592**	10.843
Personnel expenses	**21.179**	18.368
Transportation expenses	**11.805**	8.033
Depreciation on property, plant and equipment	**7.963**	7.968
Utilities and communication expenses	**2.661**	2.339
Maintenance expenses	**1.691**	1.348
Rent expenses	**1.419**	961
Other	**1.584**	2.863
	86.894	52.723

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

37. OPERATING EXPENSES (continued)

b) General administrative expenses	March 31, 2007	March 31, 2006
Personnel expenses	**11.110**	8.423
Consulting and legal fees	**1.255**	809
Depreciation on property, plant and equipment	**967**	881
Utilities and communication expenses	**617**	417
Provision for doubtful receivables	**342**	277
Repair and maintenance expenses	**299**	193
Rent expenses	**629**	475
Other	**1.927**	2.368
	17.146	13.843

c) Depreciation and amortization expenses	March 31, 2007	March 31, 2006
Property, plant and equipment		
Cost of sales	**11.567**	10.853
Operating expenses	**8.919**	8.840
Inventory	**495**	354
Intangible assets		
Cost of sales	**390**	182
Operating expenses	**11**	9
	21.382	20.238

38. OTHER OPERATING INCOME / EXPENSE

	March 31, 2007	March 31, 2006
Other income		
Foreign exchange gain	**8.510**	5.010
Interest income	**1.596**	1.028
Gain on sale of scrap materials	**431**	316
Gain on disposal of property, plant and equipment	**-**	1.508
Other income	**545**	1.062
	11.082	8.924
Other expense		
Foreign exchange loss	**(11.288)**	(4.594)
Loss on disposal of property, plant and equipment	**(408)**	-
Legal expenses	**(64)**	-
Other expenses	**(514)**	(633)
	(12.274)	(5.227)

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

39. FINANCIAL EXPENSES (net)

	March 31, 2007	March 31, 2006
Foreign exchange gain / (loss), net	**5.332**	(1.683)
Interest expense	**(8.721)**	(5.272)
Finance charges paid under finance leases	**(13)**	(31)
Loss from forward transactions	**(2.627)**	-
	(6.029)	(6.986)

40. TRANSLATION GAIN / LOSS

None (March 31, 2006 – None).

41. INCOME TAXES

General information

The Group is subject to taxation in accordance with the tax regulations and the legislation effective in the countries in which the Group companies operate. In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis. Refer to Note 31, for the detailed income tax information of foreign subsidiaries.

Effective from January 1, 2006, the corporate tax rate was reduced to 20% (2006 - 20%). Corporate tax returns are required to be filed until the twenty-fifth of the fourth month following the balance sheet date and paid in one installment by the end of the fourth month.

The tax legislation provides for a temporary tax of 20% (2006 - 20%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

In addition, the Turkish government offers investment incentives to companies that make certain qualifying capital investments in Turkey. Prior to April 24, 2003, the total amount of qualifying capital investments was deducted from taxable income and the remainder of taxable income, if any, was taxed at the corporate rate. A withholding tax of 19.8% was applied to the total amount of qualifying capital investments. With effect from April 24, 2003, the investment incentives scheme was amended such that goods, services or purchase of new assets amounting over YTL 10.000 which have a useful life or are related directly with the operations of company deduct 40% of qualifying capital investments directly from their annual taxable income. In addition, corporations that had unused qualifying capital investment amounts from periods prior to April 24, 2003 were entitled to carry forward these and apply the 19.8% withholding tax to these amounts in the manner described above. With the new law enacted, effective from January 1, 2006, Turkish government ceased to offer investment incentives for capital investments. Companies having unused qualifying capital investment amounts from periods prior to December 31, 2005 will be able to deduct such amounts from corporate income until the end of December 31, 2008; however, the corporate tax rate will be 30% for them. Furthermore, qualifying capital investments to be made until the end of December 31, 2008 within the scope of the investment projects started before December 31, 2005 will be subject to investment incentive until the end of December 31, 2008. The company plans to use deferred investment incentives in the future.

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

41. INCOME TAXES (continued)

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

As of March 31, 2007 and 2006 tax expenses are as follows:

	March 31, 2007	March 31, 2006
Consolidated income statement		
Current year corporate income tax expense	**(4.386)**	(9.927)
Deferred tax income	**1.726**	6.797
Tax expense reflected in the consolidated income statement	**(2.660)**	(3.130)

42. EARNINGS / (LOSSES) PER SHARE

Basic earnings /(losses) per share is calculated by dividing net income / (loss) for the period by the weighted average number of ordinary shares outstanding during the related period concerned. For the periods ended March 31, 2007 and 2006 earnings / (losses) per share is as follows:

	March 31, 2007	March 31, 2006
Net Income for the period	**4.305**	3.539
Weighted average number of ordinary shares	**24.809.862.559**	22.649.439.955
Earnings Per Share (Full YTL)	**0,00017**	0,00016

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

43. CASH FLOW STATEMENT

	March 31, 2007	March 31, 2006
Cash flows from operating activities:		
Net profit / (loss) before income tax and minority interest	7.125	6.336
Adjustments to reconcile net profit to net cash provided by operating activities		
Depreciation and amortization (including amortization of intangible assets)	21.382	20.238
(Gain) / Loss on sale of property, plant and equipment	408	(1.508)
Provision for employee termination benefits, management bonus, vacation payments	4.046	2.761
Provision for inventories, net	(140)	(51)
Provision for doubtful receivable, net	285	(571)
(Gain) / Loss from associates	422	118
Interest expense	8.721	5.272
Unrealized foreign exchange (income) / loss	(4.007)	-
Loss on derivative transactions	2.627	-
Net income adjusted for non-cash items	40.869	32.595
Trade receivables and due from related parties	(40.942)	(36.884)
Inventories	(20.251)	(53.132)
Other current assets	(1.005)	(12.811)
Other non-current assets	(1.074)	7.502
Trade payables and due to related parties	5.054	110.524
Employee termination benefits, vacation pay, management bonus payments	(5.164)	(3.725)
Taxes paid	(1.733)	(930)
Provisions	(2.597)	1.661
Other liabilities	10.610	8.870
Net cash generated from / (used in) operating activities	(16.233)	53.670
Cash flows from investing activities:		
Purchase of property, plant and equipment and intangibles	(66.406)	(30.134)
Proceeds from sale of property, plant and equipment	1.230	1.336
Marketable securities	(1.698)	(1.990)
Subsidiary acquired, net of cash (Note 2)	-	(10.656)
Net cash used in investing activities	(66.874)	(41.444)
Cash flows from financing activities:		
Proceeds from short term bank borrowings	279.898	27.938
Repayments of short term bank borrowings	(107.729)	(13.397)
Interest paid	(567)	(378)
Dividends paid	-	(47.489)
Net cash generated from financing activities	171.602	(33.326)
Currency translation adjustment	1.419	-
Net increase / (decrease) in cash and cash equivalents	89.914	(21.100)
Cash and cash equivalents at beginning of year	50.850	44.136
Cash and cash equivalents, period end	140.764	23.036

(Currency—Thousands of New Turkish Lira unless otherwise indicated (YTL))

44. OTHER MATTERS WHICH ARE SIGNIFICANT TO THE FINANCIAL STATEMENTS OR WHICH SHOULD BE DISCLOSED FOR THE PURPOSE OF INTERPRETATION, TRUE AND FAIR PRESENTATION OF THE FINANCIAL STATEMENT

a. Turkmenistan CC has an accumulated deficit amounting to USD 13.189.816 as of March 31, 2007, (including the current period loss of USD 905.034) and its current liabilities exceed its current assets as of the same date.

b. For the periods ended March 31 2007 and 2006 net financial expenses of the Group is as follows:

	March 31, 2007	March 31, 2006
Interest expense	**(8.734)**	(5.303)
Interest income	**1.596**	1.028
Net financial expense	**(7.138)**	(4.275)

c. The effect of differences between the Financial Reporting Standards published by Capital Market Board in Turkey and accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards (IFRS) have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the consolidated financial position and consolidated financial performance of Coca-Cola İçecek Anonim Şirketi and its subsidiaries in accordance with the accounting principles generally accepted in such countries and IFRS.

END